                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
	EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	SECURITIES EXCHANGE ACT OF 1934

	For the transition period from _______________ to _______________

	Commission file number 001-9383

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    	         WESTAMERICA BANCORPORATION TAX DEFERRED
                     SAVINGS/RETIREMENT PLAN (ESOP)

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	              Westamerica Bancorporation
	 	             1108 Fifth Avenue
		       San Rafael, California 94901

                    WESTAMERICA BANCORPORATION

              TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


                        FINANCIAL STATEMENTS

                AS OF DECEMBER 31, 2007 AND 2006 AND

        FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                AND

                       SUPPLEMENTAL SCHEDULES

             AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

                                AND

                  REPORT OF INDEPENDENT REGISTERED

                     PUBLIC ACCOUNTING FIRM

                      WESTAMERICA BANCORPORATION
              TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       FINANCIAL STATEMENTS
                    AND SUPPLEMENTAL SCHEDULES


                         TABLE OF CONTENTS


                                                                      Page
                                                                     -----
Report of Independent Registered Public Accounting Firm                4

Financial Statements:

   Statement of Net Assets Available for Benefits as of
      December 31, 2007 and 2006                                       5

   Statement of Changes in Net Assets Available for Benefits
      for the years ended December 31, 2007, 2006 and 2005             6

   Notes to Financial Statements                                      7-15

Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      As of December 31, 2007                                         16-17

   Schedule H, Line 4j - Schedule of Reportable Transactions
      for the year ended December 31, 2007                              18

Signatures                                                              19

Exhibit Index                                                           20

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Employee Benefits and
   Compensation Committee of the
   Board of Directors of
   Westamerica Bancorporation

We have audited the accompanying statement of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, as of and for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.


                                               /s/ Perry-Smith LLP
                                               -------------------

Sacramento, California
June 23, 2008

                         WESTAMERICA BANCORPORATION
                 TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                         December 31, 2007 and 2006


                                                        2007        2006
                                                     ----------------------
   ASSETS
Investments (Notes 3 and 4)                         $50,964,340 $54,952,663
                                                     ----------------------

      Total assets                                   50,964,340  54,952,663
                                                     ----------------------

   LIABILITIES

Accrued trustee fees                                     - -         11,400
                                                     ----------------------
Net assets available for benefits                   $50,964,340 $54,941,263
                                                     =========== ===========

                   The accompanying notes are an integral
                     part of these financial statements.

                      WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

          For the Years Ended December 31, 2007, 2006 and 2005


                                            2007        2006        2005
                                        -----------------------------------
   ADDITIONS
Investment income:
   Net (depreciation) appreciation in
    fair value of investments (Note 3) $(2,615,407) $   262,793 $(2,948,412)
   Interest and capital gains
    distributions                        1,860,130    1,548,212   1,321,171
   Interest on participant loans            84,168       71,353      57,540
                                        -----------------------------------
      Total investment (loss) income      (671,109)   1,882,358  (1,569,701)
                                        -----------------------------------

Contributions:
   Participants                          2,005,817    2,064,360   2,338,918
   Employer                              1,196,990    1,284,649   1,509,026
   Participant rollovers                    58,629      437,189     118,533
                                        -----------------------------------
      Total contributions                3,261,436    3,786,198   3,966,477
                                        -----------------------------------
      Total additions                    2,590,327    5,668,556   2,396,776
                                        -----------------------------------

   DEDUCTIONS


Benefits paid to participants            6,498,412    7,044,524   7,738,145
Administrative expenses (Note 6)            17,262       29,660      49,324
Other deductions                            51,576        - -         - -
                                        -----------------------------------
      Total deductions                   6,567,250    7,074,184   7,787,469
                                        -----------------------------------
      Net Decrease                      (3,976,923)  (1,405,628) (5,390,693)


Net assets available for benefits:
   Beginning of year                    54,941,263   56,346,891  61,737,584
                                        -----------------------------------
   End of year                         $50,964,340  $54,941,263 $56,346,891
                                        ===========  =========== ===========


                   The accompanying notes are an integral
                     part of these financial statements.

                          WESTAMERICA BANCORPORATION
                   TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                         NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering substantially all employees of the Company. The Plan, which became effective October 1, 1985, is intended to be a qualified stock bonus plan under section 401(a) of the Internal Revenue Code ("IRC") and is designated as an employee stock ownership plan or ESOP. Portions of the Plan are also intended to qualify as a qualified cash or deferred arrangement within the meaning of section 401(k) of the IRC. Effective April 1, 2006, the Plan was amended and restated to provide for Roth elective contributions.

The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates the administration of the Plan to the Company's Pension Management Committee. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Investments in the Plan are participant directed, with the exception of employer contributions which are invested in shares of the Company's common stock at the time of contribution. Subsequent to investment in the Company's common stock, participants may direct employer matching contributions among all investment options. Vanguard Fiduciary Trust Company serves as Trustee of the Plan.

During 2005, Redwood Empire Bancorp (Redwood) was merged into Westamerica Bancorporation. Former employees of Redwood's wholly-owned subsidiary, National Bank of the Redwoods, were credited with their prior service for eligibility in the Plan.

Eligibility
-----------

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

Vesting
-------

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings thereon.

1.	DESCRIPTION OF PLAN (Continued)

Contributions
-------------

Each year, participants may make salary deferral contributions in any whole percentage of pretax annual compensation subject to certain IRC limitations. Participants may also elect to make salary deferral contributions on an after-tax basis in whole percentage increments, subject to certain limitations defined by the Plan. These contributions are designated as Roth elective contributions.

The Company makes a matching contribution equal to 100 percent of the participant's elective contribution and Roth elective contribution, up to a maximum of 6 percent of the participant's compensation. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified Roth accounts, defined benefit, or defined contribution plans. For the years ended December 31, 2007, 2006 and 2005, the Company made no discretionary contributions. Company contributions are subject to certain IRC limitations.

Participant Accounts
--------------------

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the Participant's elective contribution. Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

Participants' Investment Options
--------------------------------

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document. Participants may redirect Company matching contributions from the Westamerica Common Stock Fund to other investment options at their discretion.

Participants direct participant contributions in whole or in part in any of the following investment fund options as of December 31, 2007:

* The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

* Vanguard 500 Index Fund, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

1.	DESCRIPTION OF PLAN (Continued)

--------------------------------

* Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth. The fund may invest up to 20% in foreign securities and up to 15% in restricted or illiquid securities.

* Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

* Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

* Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to match the performance of the unmanaged Lehman Brothers Aggregate
Bond Index, which is a widely recognized measure of the taxable U.S. bond market.

* Vanguard Total International Stock Index Fund, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund. These funds invest in the stock of companies in more than 30 countries.

* Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

* Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York and American Stock Exchanges and NASDAQ over-the-counter market. The portfolio is designed to be representative of the Wilshire 4500 Index.

* Vanguard Short-Term Federal Fund, which invests primarily in short-term securities issued by U.S. government agencies, but may also invest in U.S. Treasury securities and in repurchase agreements backed by U.S. Treasury or federal agency securities. To reduce fluctuations in its share price, the fund maintains an average maturity of 1 to 3 years.

Vanguard Target Retirement Funds consists of eleven targeted maturity funds as follows:

*   Vanguard Target Retirement Income Fund
*   Vanguard Target Retirement 2005

1.	DESCRIPTION OF PLAN (Continued)

--------------------------------

*   Vanguard Target Retirement 2010
*   Vanguard Target Retirement 2015
*   Vanguard Target Retirement 2020
*   Vanguard Target Retirement 2025
*   Vanguard Target Retirement 2030
*   Vanguard Target Retirement 2035
*   Vanguard Target Retirement 2040
*   Vanguard Target Retirement 2045
*   Vanguard Target Retirement 2050

Each fund invests in other Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire in or within a few years of the year in the fund's name, except the Income Fund, which is designed for investors in retirement.

Vanguard Target Retirement Funds are designed as a balanced fund-of-funds for long-term investors. Each Vanguard Target Retirement Fund invests in broadly diversified funds, which includes stock funds, bond funds and a money market fund.

With the exception of the Vanguard Target Retirement Income Fund, the relative allocations among Vanguard Target Retirement Funds' component funds gradually grow more conservative over a predetermined schedule.

Participants may change their investment options at any time directly through The Vanguard Group.

Participant Loans
-----------------

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000. For the purposes of this limit, all qualified plans of the Company shall be considered one plan. Loans are secured by the balance in the participant's account. Participant loans are funded by selling investments in the borrowing participant's accounts and bear interest at rates that range from 5 percent to 9.25 percent, which are commensurate with prevailing market rates at the time the funds are borrowed. Loans are made for a term not to exceed 5 years. Principal and interest is paid ratably through payroll deductions and invested in the borrowing participant's accounts in accordance with their investment directions.

1.	DESCRIPTION OF PLAN (Continued)

Payment of Benefits
-------------------

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account. Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document. Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2.
Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash or be credited to the participant's account as earnings. If the value of a separated participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan. Benefits payable to participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan. As of December 31, 2007 and 2006, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

Voting Rights
-------------

Each participant is entitled to exercise voting rights attributable to the Westamerica Bancorporation common stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Plan Termination
----------------

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Administrative Expenses
-----------------------

The Company provides bookkeeping and other administrative services for the Plan at no charge. The Company pays the Plan's annual account maintenance fees for participants actively employed by the Company and other administrative expenses.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant loans are valued at their outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Trustee fees for Westamerica Bancorporation common stock are charged to the Westamerica Common Stock Fund.

Risks and Uncertainties
-----------------------

The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, currency and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentrations of Investments
-----------------------------

Included in investments at December 31, 2007 and 2006 are shares of the Westamerica Common Stock Fund amounting to $22,441,634 and $29,608,768, respectively. The Westamerica Common Stock Fund represents 44% and 54% of total investments at December 31, 2007 and 2006, respectively. A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

Redemption Fees
---------------

The Vanguard Total International Stock Index Fund charges a 2% fee ($20 per $1,000 invested) on shares redeemed within two months of purchase. The fee is paid directly to the Vanguard Total International Stock Index Fund and, therefore, is not considered a load. These redemption fees are charged at the participant account level, and are not included in administrative expenses of the Plan.


Payment of Benefits
-------------------

Benefits are recorded when paid.

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Reclassifications
-----------------

Certain amounts shown in the prior year have been reclassified to conform to the current year presentation.

Impact of New Financial Accounting Standards
--------------------------------------------

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 on January 1, 2008 and its adoption did not have a material impact to the Plan's financial position or results of operation.

Fair Value Accounting

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 159 on January 1, 2008 and the Plan's management did not elect the fair value option for any of its financial instruments.

3.   INVESTMENTS

    The Plan's investments, including investments bought, sold, and held during the year, depreciated in value by $2,615,407 and $2,948,412 during 2007 and 2005, respectively, and appreciated in value by $262,793 during 2006, as follows:


                                       2007         2006         2005
                                    ------------------------------------
    Westamerica Common Stock Fund  $(3,345,183) $(1,609,963) $(3,680,251)
    Mutual funds                       729,776    1,872,756      731,839
                                    -----------------------------------
                                   $(2,615,407) $   262,793  $(2,948,412)
                                    ===========  ===========  ===========

    The following table presents investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 2007 and 2006:


                                                     2007        2006
                                                  -----------------------
    Westamerica Common Stock Fund                $22,441,634 $29,608,768
    Vanguard 500 Index Fund                        5,361,129   5,335,868
    Vanguard Prime Money Market Fund               4,611,582   3,495,303
    Vanguard Target Retirement 2015 Fund           3,692,573   2,932,013
    Vanguard Morgan Growth Fund                    3,185,682   2,918,998
    Vanguard Total International Stock Index Fund  3,154,834   2,470,707
    Other Investments                              8,516,906   8,191,006
                                                  -----------------------
                                                 $50,964,340 $54,952,663
                                                  =========== ===========


4.   INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

    The Plan's investments at December 31, 2007 and 2006 in Westamerica Bancorporation common stock are as follows:


                                                   2007         2006
                                                -----------------------

         Number of shares                           503,740      584,806
                                                ===========  ===========
         Cost                                  $ 14,468,521 $ 16,062,287
                                                ===========  ===========
         Fair value                            $ 22,441,634 $ 29,608,768
                                                ===========  ===========

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management and the Plan's ERISA counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds, including the Westamerica Common Stock Fund which invests in the common stock of the Company, managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2007, 2006 and 2005 amounted to $40,648, $45,837 and $49,324, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

Net assets available for benefits per the financial statements   $  50,964,340
Less:
  Deemed distributions of participant loans                             (6,848)
                                                                 -------------
Net assets available for benefits per Form 5500                  $  50,957,492
                                                                 =============



The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

Net assets available for benefits per the financial statements   $  54,941,263
Addition:
  Accrued expenses                                                      11,400
                                                                 -------------
Net assets available for benefits per Form 5500                  $  54,952,663
                                                                 =============

The following is a reconciliation of administrative expenses per the financial statements for the year ended December 31, 2006 to Form 5500:

Administrative expenses per the financial statements             $      29,660
Less:
  Accrual of administrative expenses                                   (11,400)
                                                                 -------------
Administrative expenses	per Form 5500                            $      18,260
                                                                 =============


                                  SUPPLEMENTAL SCHEDULES
                                  ----------------------


                                WESTAMERICA BANCORPORATION
                         TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                         EMPLOYER IDENTIFICATION NUMBER: 94-2156203
                                     PLAN NUMBER: 002

                SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                     December 31, 2007


                                              (c)
                  (b)               Description of Investment
          Identity of Issuer,       Including Maturity Date,                  (e)
            Borrower, Lessor        Rate of Interest, Collate    (d)        Current
(a)         or Similar Party         Par or Maturity Value      Cost         Value
---------------------------------------------------------------------------------------
 *   Westamerica Common                   Common Stock
         Stock Fund                       503,740 shares     $ 14,468,521  $ 22,441,634

 *   Vanguard 500 Index Fund              Mutual Fund
                                          39,668 shares         4,540,872     5,361,129

 *   Vanguard Prime Money                 Mutual Fund
         Market Fund                      4,611,582 shares      4,611,582     4,611,582

 *   Vanguard Target Retirement           Mutual Fund
         2015 Fund                        282,739 shares        3,365,486     3,692,573

 *   Vanguard Morgan Growth               Mutual Fund
         Fund                             163,034 shares        2,893,293     3,185,682

 *   Vanguard Total International         Mutual Fund
         Stock Index Fund                 158,614 shares        2,333,810     3,154,834

 *   Vanguard Windsor II Fund             Mutual Fund
                                          58,276 shares         1,824,739     1,821,705

 *   Vanguard Target Retirement           Mutual Fund
         2025 Fund                        104,859 shares        1,306,426     1,438,663

 *   Vanguard Total Bond Market           Mutual Fund
         Index Fund                       125,137 shares        1,251,531     1,271,387



Page 17

                                WESTAMERICA BANCORPORATION
                         TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                         EMPLOYER IDENTIFICATION NUMBER: 94-2156203
                                    PLAN NUMBER: 002

                SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                       (Continued)
                                    December 31, 2007

                                              (c)
                  (b)               Description of Investment
          Identity of Issuer,       Including Maturity Date,                  (e)
            Borrower, Lessor        Rate of Interest, Collate    (d)        Current
(a)         or Similar Party         Par or Maturity Value      Cost         Value
---------------------------------------------------------------------------------------

 *   Vanguard Extended Market             Mutual Fund
         Index Fund                       19,870 shares           703,550       792,626

 *   Vanguard Target Retirement           Mutual Fund
         2035 Fund                        37,792 shares           493,584       552,524

 *   Vanguard Target Retirement           Mutual Fund
         2005 Fund                        30,415 shares           338,987       365,592

 *   Vanguard Target Retirement           Mutual Fund
         Income Fund                      30,220 shares           323,442       336,348

 *   Vanguard Explorer Fund               Mutual Fund
                                          4,587 shares            350,041       326,555

 *   Vanguard Target Retirement           Mutual Fund
         2045 Fund                        21,108 shares           285,384       318,520

 *   Vanguard Target Retirement           Mutual Fund
         2010 Fund                        6,922 shares            140,321       159,624

 *   Vanguard Short Term                  Mutual Fund
         Federal Fund                     10,992 shares           113,270       115,338

 *   Vanguard Target Retirement           Mutual Fund
         2040 Fund                        905 shares               21,927        21,502

 *   Vanguard Target Retirement           Mutual Fund
         2020 Fund                        698 shares               16,452        16,379

 *   Vanguard Target Retirement           Mutual Fund
         2050 Fund                        331 shares                7,884         7,892

 *   Vanguard Target Retirement           Mutual Fund
         2030 Fund                        218 shares                5,296         5,210

     Participant loans              Interest rates ranging        967,041       967,041
                                    from 5.00% to 9.25%      --------------------------

                                                            $  40,363,439 $ 50,964,340
                                                             ============  ============
* Party-in-interest to the Plan.


                                      WESTAMERICA BANCORPORATION
                             TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                             EMPLOYER IDENTIFICATION NUMBER: 94-2156203
                                          PLAN NUMBER: 002

                      SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                For the Year Ended December 31, 2007


                                                                                                (f)
                                                                               (e)         Current Value
     (a)                 (b)                        (c)            (d)      Historical      of Asset on     (g)
  Identity of        Description                  Purchase       Selling      Cost of      Transaction    Net Gain
Party Involved         of Asset                    Price          Price        Asset          Date        or (Loss)
-------------------------------------------------------------------------------------------------------------------

Vanguard          Vanguard Prime Money Mkt Fund  $2,402,680                               $2,402,680
Vanguard          Vanguard Prime Money Mkt Fund                $1,296,929   $1,296,929     1,296,929     $        0
Vanguard          Westamerica Common Stock Fund   2,452,180                                2,452,180
Vanguard          Westamerica Common Stock Fund                 6,262,730    4,045,945     6,262,730      2,216,785


                            Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


Date:    June 23, 2008
        ---------------------------

By:      /s/ John "Robert" Thorson
        ---------------------------
        John "Robert" Thorson
        Senior Vice President
        And Member, Pension Management Committee

                         Exhibit Index


Exhibit
Number            Description
-------        --------------------------------------------------------
   23          Consent of Independent Registered Public Accounting Firm
   99          Certification pursuant to 18 U.S.C. Section 1350